NYIAX, Inc.

180 Maiden Lane, 11th Floor

New York, NY 10005

VIA EDGAR

July 26, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	NYIAX, INC.

Request to Withdraw Amendment No. 1 to Registration Statement on Form S-1

SEC File No. 333-265357

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), NYIAX, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Post-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-1 (File No. 333-265357) (the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 1, 2022 and was declared effective on February 14, 2023. The Amendment was filed with the Commission on July 21, 2023.

The grounds for this application for withdrawal are that, subsequent to the initial filing and effectiveness of the Registration Statement, the Company determined to register additional classes of securities. As discussed with the staff of the Commission, the Company does not appear to be eligible to do so by filing a post-effective amendment to the Registration Statement, and therefore is withdrawing the Amendment. Pursuant to Rule 429 promulgated under the Securities Act, the Company intends to file a second Registration Statement on Form S-1 to combine the prospectus from the Registration Statement with a second prospectus under a Registration Statement on Form S-1, which will include additional classes of securities.

No securities have been sold under the Registration Statement.

If you have questions with respect to the foregoing, please contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559.

Sincerely,

/s/ Christopher Hogan
Christopher Hogan, Interim Chief Executive Officer

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP